Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2024 Fourth Quarter and Full-Year Results

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Fourth quarter operating income of $160.2 million compares to $198.3 million in the same prior year quarter
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Fourth quarter net income of $88.1 million compares to $131.4 million in Q4 2023, while adjusted net income1 of $101.8 million compares to $147.0 million in Q4 2023
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Fourth quarter diluted earnings per share (diluted “EPS”) of $1.03 compares to $1.53 in Q4 2023, while adjusted diluted EPS1 of $1.19 compares to $1.71 in Q4 2023
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Fourth quarter net cash from operating activities $266.6 million compares to $302.6 million in Q4 2023, while free cash flow1 of $211.8 million compares to $243.8 million in Q4 2023
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The Board of Directors approved a $0.45 quarterly dividend, an increase of 13%
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TFI intends to Pursue Re-Domiciliation to United States

Montreal, Quebec, February 19, 2025 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the fourth quarter and full year ended December 31, 2024. All amounts are shown in U.S. dollars.

“Amidst ongoing challenging conditions, TFI International’s solid performance continued through the final quarter of 2024. We generated more than $260 million of net cash from operating activities and over $200 million of free cash flow, bringing our full-year free cash flow to more than $750 million for a third year in a row,” said Alain Bédard, Chairman, President and Chief Executive Officer. “We reinforced our firm financial footing by reducing debt, and executed targeted bolt-on acquisitions during and subsequent to the quarter, as well as additional share repurchases following the October renewal of our normal course issuer bid. We were also pleased to declare a 13% increase to our quarterly dividend in December. Looking ahead into 2025, the skilled men and women of TFI International are intensely focused on continued strong execution in our mission to generate robust free cash flow and make strategic investments, especially during periods of reduced freight volumes, all while returning meaningful capital to shareholders and building long-term value.”

FOURTH QUARTER RESULTS

Financial highlights	Three months ended		Years ended
		December 31		December 31
(in millions of U.S. dollars, except per share data)	2024	2023	2024	2023
Total revenue	2,076.9	1,968.7	8,396.8	7,521.2
Revenue before fuel surcharge	1,826.7	1,674.1	7,304.6	6,416.9
Adjusted EBITDA[1]	315.3	320.9	1,321.0	1,187.9
Operating income	160.2	198.3	719.0	757.6
Net cash from operating activities	262.4	302.6	1,062.7	1,013.8
Net income	88.1	131.4	422.5	504.9
EPS - diluted ($)	1.03	1.53	4.96	5.80
Adjusted net income[1]	101.8	147.0	489.5	538.3
Adjusted EPS - diluted¹ ($)	1.19	1.71	5.75	6.18
Weighted average number of shares ('000s)	84,622	85,082	84,552	85,908
Weighted average number of diluted shares ('000s)	85,151	86,075	85,243	87,055
Number of share outstanding - end of period ('000s)	84,408	84,442	84,408	84,442
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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FOURTH QUARTER RESULTS

Total revenue of $2.08 billion compared to $1.97 billion in the prior year period and revenue before fuel surcharge of $1.83 billion compared to $1.67 billion in the prior year period. The increase is primarily due to contributions from business acquisitions, offset by reduced volumes driven by weaker end market demand.

Operating income of $160.2 million compared to $198.3 million in the prior year period. The decrease is primarily attributable to the decline in revenues as a result of weaker market demand in the quarter, partially offset by contributions from business acquisitions of $12.2 million.

Net income of $88.1 million compared to $131.4 million in the prior year period, and net income of $1.03 per diluted share compared to $1.53 in the prior year period. Adjusted net income, a non-IFRS measure, was $101.8 million, or $1.19 per diluted share, compared to $147.0 million, or $1.71 per diluted share, in the prior year period.

Total revenue increased by 64% for the Truckload segment due primarily to the acquisition of Daseke, while the Less-Than-Truckload and Logistics segments declined by 13 and 14%, respectively. Operating income in the Truckload segment increased by 18% compared to Q4 2023, while the Less-Than-Truckload and Logistics segments declined by 34% and 22%, respectively. The Less-Than-Truckload recorded US accident-related expenses of approximately $8.0 million more than in the prior year period.

FULL-YEAR RESULTS

Total revenue was $8.40 billion for 2024 versus $7.52 billion in 2023. Revenue before fuel surcharge of $7.30 billion compared to $6.42 billion the prior year. The increase is primarily due to the acquisition of Daseke and is partially offset by decreases from existing operations due to weaker market demand.

Operating income totaled $719.0 million compared to $757.6 million in the prior year. The decrease is mainly attributable to the weaker market demand referenced above and less gains from the sale of rolling stock, equipment, and assets held for sale of $24.5 million in 2023, partially offset by contributions from business acquisitions.

Net income was $422.5 million, or $4.96 per diluted share, compared to $504.9 million, or $5.80 per diluted share a year earlier. Adjusted net income and adjusted diluted EPS, non-IFRS measures, were $489.5 million, or $5.75 per diluted share, compared to $538.3 million, or $6.18 per diluted share the prior year.

During 2024, total revenue increased 52% for Truckload, due to the acquisition of Daseke, and 7% for Logistics, and declined 6% for Less-Than-Truckload relative to the prior year. Operating income was up 6% for Truckload, 14% Logistics, and decreased 15% for Less-Than-Truckload.

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SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended December 31				Years ended December 31
	2024		2023		2024		2023
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload*	737.3		817.3		3,085.7		3,236.3
Truckload	693.2		399.3		2,551.5		1,625.6
Logistics	410.2		471.6		1,721.0		1,604.9
Eliminations	(14.1)		(14.1)		(53.6)		(49.9)
	1,826.7		1,674.1		7,304.6		6,416.9
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload*	70.3	9.5%	106.2	13.0%	361.2	11.7%	424.8	13.1%
Truckload	59.7	8.6%	50.7	12.7%	252.4	9.9%	237.4	14.6%
Logistics	42.9	10.5%	54.7	11.6%	182.4	10.6%	160.1	10.0%
Corporate[2]	(12.6)		(13.2)		(77.1)		(64.7)
	160.2	8.8%	198.3	11.8%	719.0	9.8%	757.6	11.8%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge
[2] Year ended December 31 2024 amount includes a $19.7 million restructuring charge from the business acquisition of Daseke

* In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information for Less-Than-Truckload reportable segment has been recast to be consistent with current reportable segments.

CASH FLOW

Net cash flow from operating activities was $262.4 million during 2024 compared to $302.6 million the prior year. The decrease was due to an increase in interest payments related to debt and a reduction in working capital.

Net cash from investing activities increased by $11.9 million, primarily due to a decrease in the purchase of investments.

The Company returned $75.6 million to shareholders during the quarter, of which $33.1 million was through dividends and $42.4 million was through share repurchases. In addition, the Company repaid $152.8 million of debt during the quarter.

On December 16, 2024, the Board of Directors of TFI International declared a quarterly dividend of $0.45 per outstanding common share, paid on January 15, 2025, representing a 13% increase over the $0.40 quarterly dividend declared in Q4 2023.

TFI INTERNATIONAL U.S. RE-DOMICILIATION

TFI intends to pursue re-domiciliation from Canada to the United States. Since 2011, TFI has operated in the U.S. and has traded on the New York Stock Exchange since February 2020. Today, approximately 70% of TFI’s operations are based in the U.S., and a plurality of its shareholders are U.S.-based.

WEBCAST DETAILS

TFI International will host a webcast on Thursday February 20, 2025 at 8:30 a.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing

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a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2024 Q4 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA

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to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended December 31		Years ended December 31
(unaudited, in millions of U.S. dollars)	2024	2023	2024	2023
Net income	88.1	131.4	422.5	504.9
Net finance costs	43.5	23.3	158.2	80.9
Income tax expense	28.6	43.6	138.2	171.9
Depreciation of property and equipment	90.6	64.1	332.6	249.8
Depreciation of right-of-use assets	43.5	34.9	169.5	132.1
Amortization of intangible assets	20.4	16.7	80.0	60.0
Loss on sale of business	-	-	-	3.0
Restructuring from business acquisitions	-	-	19.7	-
(Gain) loss, net of impairment, on sale of land
and buildings and assets held for sale	0.5	7.0	0.2	(14.7)
Adjusted EBITDA	315.3	320.9	1,321.0	1,187.9
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended December 31		Years ended December 31
(unaudited, in millions of U.S. dollars, except per share data)	2024	2023	2024	2023
Net income	88.1	131.4	422.5	504.9
Amortization of intangible assets related to business acquisitions	18.9	15.6	73.7	56.2
Net change in fair value and accretion expense of
contingent considerations	0.0	0.0	(6.0)	0.2
Net foreign exchange loss	0.7	(1.6)	3.8	(0.5)
Loss on sale of business and direct attributable costs	-	-	-	3.0
Restructuring from business acquisitions	-	-	19.7	-
(Gain) loss, net of impairment, on sale of land and buildings
and assets held for sale	0.5	7.0	0.2	(14.7)
Tax impact of adjustments	(6.4)	(5.4)	(24.3)	(10.7)
Adjusted net income	101.8	147.0	489.5	538.3
Adjusted earnings per share - basic	1.20	1.73	5.79	6.27
Adjusted earnings per share - diluted	1.19	1.71	5.75	6.18
Note: due to rounding, totals may differ slightly from the sum.

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Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended December 31		Years ended December 31
(unaudited, in millions of U.S. dollars)	2024	2023	2024	2023
Net cash from operating activities	262.4	302.6	1,062.7	1,013.8
Additions to property and equipment	(72.7)	(80.6)	(392.8)	(361.6)
Proceeds from sale of property and equipment	15.9	11.7	65.4	73.3
Proceeds from sale of assets held for sale	2.0	10.1	33.4	50.3
Free cash flow	207.5	243.8	768.6	775.9

Note to readers: Audited consolidated financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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